Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE

Nearly $70M deployed in high-yielding preferred equity investments

The Income Real Estate Fund has deployed nearly $70M into preferred equity investments offering fixed-rate returns of 13-16% in high-growth markets. As with our other preferred equity deals, these investments benefit from:

- Priority position in the capital stack (paid back first)
- Proven sponsors with strong track records
- High-growth locations with strong fundamentals

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Investment highlights:



North Myrtle Development — Myrtle Beach, SC

A 372-unit multifamily community with a standout 16%[1] fixed return, North Myrtle Beach delivers high-end residential options to a fast-growing region.



Mont Belvieu — Houston Metro, TX

A 347-unit investment with a fixed 13.5%[1] return. This property is uniquely positioned as the sole multifamily component within a large mixed-use development.


Lemon Creek Ranch
Multifamily

Lemon Creek Ranch — San Antonio Metro, TX

A 349-unit project offering 13.5%[1] fixed return. This investment benefits from constrained supply and exceptional local growth.



Saltese Creek — Spokane Valley, WA

A 192-unit project with a fixed 13.25%[1] return. The Spokane market benefits from robust rental demand and limited new supply, ensuring strong absorption rates.



Augusta Development — North Augusta, SC

This 343-unit development offers a fixed 13%[1] return and leverages Augusta's growing economic base, further amplified by the location within a mixed-use master-planned community.



Charlotte Development — Charlotte, NC

A 335-unit multifamily development offering a fixed 13%[1] return in a thriving metro. This investment capitalizes on Charlotte's strong population growth and demand for premium rentals.

Why now

As interest rates continue to fall, these fixed-rate investments remain uniquely attractive, significantly exceeding current market yields. With 3–5 year durations, they support our strong distribution rate while offering:

- Diversification across market cycles
- These six investments represent approximately 15% of the Fund's $500+ million in assets under management
- Continued resilience through economic shifts

Looking ahead

We remain committed to delivering **consistent, attractive returns** by leveraging market opportunities and underwriting rigor to identify high-quality investments.

If you have any questions about these investments or our broader strategy, please don't hesitate to reach out to our Investor Relations team at investments@fundrise.com. You can also find additional information here.

Add real estate to your portfolio

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund or Opportunistic Credit Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the either fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Income Fund – open for investments



FUND STRATEGY

The Income Real Estate Fund aims to generate consistent high yields for income-focused investors by deploying capital into a diversified portfolio of real estate debt investments with a particular focus on residential real estate in the Sunbelt region.

As highlighted in our 2024 end-of-year letter, the Income Fund stood out in 2024, benefiting from a "goldilocks period" for private credit.

Elevated interest rates created a uniquely attractive risk-return profile, resulting in exceptional performance across debt and preferred equity investments.

2024 INCOME FUND PERFORMANCE

7.9%[1]	8.3%[1]
Annual dividend	Total return

$75M+

New investments in preferred equity at higher gross returns than the existing portfolio

Add real estate to your portfolio

INCOME FUND ASSETS



North Myrtle Development — Myrtle Beach, SC

- Preferred equity
- 16%[2] fixed return



Mont Belvieu — Houston Metro, TX

- Preferred equity
- 13.5%[2] fixed return


Lemon Creek Ranch
Multifamily

Lemon Creek Ranch — San Antonio Metro, TX

- Preferred equity
- 13.5%[2] fixed return



Saltese Creek — Spokane Valley, WA

- Preferred equity
- 13.25%[2] fixed return



Augusta Development — North Augusta, SC

- Preferred equity
- 13%[2] fixed return



Charlotte Development — Charlotte, NC

- Preferred equity
- 13%[2] fixed return

Add real estate to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Appendix

Exhibit A: Trailing 1-year and since inception cumulative returns of the Income Real Estate Fund through December 31, 2024[1]

	1 year	Since inception
Income Real Estate Fund	8.30%	22.34%

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

---

1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

2. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

ICYMI: New 14.25% fixed return investment just outside of Atlanta

3 messages

Thomas Eden, Fundrise <investments@fundrise.com> Wed, Jan 29, 2025 at 3:40 PM
Reply-To: investments@fundrise.com

Hi

As you continue to consider investing with Fundrise, I wanted to make sure you knew about one of our investments because I think it exemplifies the unique opportunities we're seeing in today's market. We've closed on a preferred equity position in East Village Townhomes, a premium 74-unit build-to-rent community in Roswell, Georgia, just outside Atlanta.

This investment carries a 14.25%[1] fixed annual return and reflects our strategy of capitalizing on what we believe is a particularly attractive moment in real estate. As we highlighted in our recent annual letter, real estate values remain at relative lows compared to other asset classes, creating compelling opportunities — especially on the lending side of things with preferred equity positions like this one.

A few key details about the investment:

- The development comprises 16 three-story buildings with townhomes ranging from 1,276 to 1,996 square feet
- Premium features include 10' ceilings, private fenced yards, and second-level balconies
- Strong downside protection through our preferred position, with the developer contributing 20% of costs as subordinate equity
- Located in Roswell, a thriving Atlanta suburb with robust rental demand

What makes this particularly timely is that new construction has fallen to its lowest level in nearly a decade due to interest rates. As we expect rates to continue declining through 2025, investments like this one — which combine strong current returns with quality underlying real estate — are increasingly rare. It also aligns with our overarching thesis of acquiring high-quality assets in growth markets at attractive bases.

And this is just one of the many assets in our portfolio that we're excited about.

As always, you can start investing with Fundrise in minutes and with as little as $10. If you have any questions, just reply to this email. We hope you'll join us soon.

Best,
Thomas Eden
Senior Investor Relations Associate

1. This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.